FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 29 de enero de 2015.

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria celebrada el día 27 de enero en curso, el directorio de Banco Santander – Chile, aprobó la celebración de operaciones para la prestación de servicios de tecnología con partes relacionadas, correspondiente a los siguientes contratos:

a)	Con Produban España, contrato de prestación de servicios para Aumento de la Capacidad de Procesamientos (MIPS), Infraestructura AMT Depositario, Infraestructura Talla L Centro Información y Aumento de Capacidad de Alamacenamiento (TB).

b)	Con Isban España, contrato de prestación de servicios de Soporte y Mantenimiento Capital 2015, y

c)	Con Geoban España, contrato de prestación de servicio para el Plan de Implantación Calidad de Datos Sistema de Riesgos.

Con relación a estas operaciones, los directores titulares del Banco, señores Vittorio Corbo Lioi, quien presidió la reunión, Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Juan Pedro Santa María Pérez y Orlando Poblete Iturrate, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Miguel Mata Huerta
Gerente General Subrogante

C.c.	Superintendencia de Valores y Seguros.
Bolsas de Valores

Santiago, January 29, 2015.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present,

Material Event

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law 18,045 and Article 147 of Law 18,046, we report that in a regular meeting held on January 27, the board of Banco Santander - Chile, approved the contract to be the technological service provider for related parties, corresponding to the following contracts:

a)	With Produban Spain, contract to provide services for Increased Processing Capacity (MIPS), Infrastructure AMT Depositary Size L Center Infrastructure Information and Increased Storage Capacity (TB).

b)	With Isban Spain, contract provider of Support and Maintenance Capital 2015 and

c)	With Geoban Spain, contract to provide service for Quality Implementation Plan Risk System Data.

With respect to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Juan Pedro Santa María Pérez and Orlando Poblete Iturrate, expressed the desirability for the Bank in hiring the services indicated in which the pricing, terms and conditions are in line with those prevailing in the market and with the report of Directors and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta
Gerente General Subrogante

C.c.	Superintendencia de Valores y Seguros.
Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: January 29, 2015